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                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                   FORM U-6B-2


                           CERTIFICATE OF NOTIFICATION


Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.



Certificate is filed by Southern Ohio Coal Company, a subsidiary of Ohio Power Company, which is a public utility subsidiary of American Electric Power Company, a registered holding company.



                  This Certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.



1.   Type of security or securities.

                  Promissory note.

2.   Issue, renewal or guaranty.

                  Issuance

3.   Principal amount of each security.

                  $9,000,000

4.   Rate of interest per annum of each security:

                  5.92%

5.   Date of issue, renewal or guaranty of each security.

                  July 21, 1998

6.   If renewal of security, give date of original issue.

                  N/A

7.   Date of maturity of each security.

                  September 30, 1998

8.   Name of persons to whom each security was issued, renewed or guaranteed.

                  Ohio Power Company, the parent of Southern Ohio Coal Company

9.   Collateral given with each security.

                  None.

10.  Consideration received for each security.

                  $9,000,000

11.  Application of proceeds of each security.

          The proceeds from the note are to be used to pay existing obligations.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

     (a)      the provisions contained in the first sentence of
              Section 6(b).

     (b)      the provisions contained in the fourth sentence of
              Section 6(b).

     (c) the provisions contained in any rule of the Commission other than Rule U-48. X

13.  If the  security  or  securities  were exempt  from the  provisions  of
     Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.


              Not applicable.


14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

              Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

              Rule 52(b) relating to the issuance and sale of securities to an associate company by a subsidiary of a registered holding company which is not a public utility company.

                                             SOUTHERN OHIO COAL COMPANY


                                               /s/ T. G. Berkemeyer
                                                   T. G. Berkemeyer
                                                   Assistant Secretary
Dated:  July 21, 1998






                           Fixed Rate Promissory Note

$9,000,000                                                        July 21, 1998


         For value received, the undersigned promises to pay to the order of Ohio Power Company ("OPCo"), at 1 Riverside Plaza, Columbus, Ohio, the sum of Nine Million Dollars ($9,000,000) on September 30, 1998, and to pay interest thereon from the date hereof at maturity at the fixed rate of 5.92% per annum. All payments hereunder shall be made in lawful money of the United States and in immediately available funds. Interest shall be calculated on the basis of a year of 360 days.

         The undersigned agrees to pay all expenses of enforcement, including collection costs and reasonable attorneys' fees in case default is made in the payment of this Note or the Advance evidenced hereby.

         This Note shall be construed according to and governed by the laws of the State of Ohio.


                                                    SOUTHERN OHIO COAL COMPANY


                                                    By:     /s/ A. A. Pena
                                                        A. A. Pena, Treasurer